Exhibit 99.1

Vesta Repays US$105 Million of Private Debt Ahead of Maturity

Mexico City, Mexico, September 9, 2026 – Corporación Inmobiliaria Vesta, S.A.B. de C.V. (“Vesta” or the “Company”) (NYSE: VTMX; BMV: VESTA), a fully integrated, internally managed real estate company that owns, manages, develops and leases industrial properties in Mexico, today announced that it has repaid in full US$105 million of outstanding principal under two private financings, retiring both obligations ahead of their scheduled maturities.

The repayments consisted of US$60 million of 5.31% Series B senior notes due September 22, 2027, issued under the US$125 million note purchase agreement dated September 22, 2017; and US$45 million of 5.85% Tranche B loans due May 31, 2028, outstanding under the US$90 million term loan agreement dated May 31, 2018.

“Retiring these financings ahead of maturity reflects our disciplined approach to balance sheet management and capital allocation,” said Juan Sottil, Chief Financial Officer of Vesta. “The transaction simplifies our capital structure, eliminates the related covenants and reporting requirement and provides greater financial flexibility as we continue to execute our Route 2030 strategy. It is also consistent with the financial discipline recognized by S&P Global Ratings and Fitch Ratings in their recent upgrades of Vesta to ‘BBB’.”

In connection with the repayments, Vesta paid accrued and unpaid interest and the applicable make-whole amounts under each agreement. All amounts outstanding under both agreements have been repaid in full, and the agreements have been terminated.

About Vesta

Vesta is a real estate owner, developer and asset manager of industrial buildings and distribution centers in Mexico. As of June 30, 2026, Vesta owned 232 properties located in modern industrial parks across 16 states in Mexico, totaling a GLA of 43.3 million sf (4.0 million m2). Vesta has several world-class clients participating in a variety of industries such as automotive, aerospace, retail, high-tech, pharmaceuticals, electronics, food and beverage and packaging. For additional information, please visit: www.vesta.com.mx

Investor Relations in Mexico:

Juan Sottil, CFO

jsottil@vesta.com.mx

Tel: +52 55 5950-0070

Fernanda Bettinger, IRO

mfbettinger@vesta.com.mx

investor.relations@vesta.com.mx

Tel: +52 55 5950-0070

In New York:

Barbara Cano — InspIR Group

barbara@inspirgroup.com